FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2005


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                             Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, LP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F /X/              Form 40-F / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes / /               No  /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Press Release



                                                                     4th Quarter
                                                                            2004
================================================================================

Axtel S.A. de C.V., a leading telecommunications services provider in Mexico, today announced its unaudited fourth quarter and last twelve-month results ended December 31 2004. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of December 31, 2004. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues

We derive our revenues from:

     - Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined "exchange" area. Customers are charged an initial fee for the activation of the service, a flat monthly fee for basic service, a per call fee ("measured service") and a per minute usage fee for calls completed on a cellular line ("calling party pays," or CPP, calls).

     - Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers' completed calls.

     - Other services. We enerate revenues by providing other services to our customers including internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

The following table summarizes our revenues from operations based on the above mentioned sources:


 Yearly Revenues
-------------------------------------------------------------------------------------------
                                     % of                         % of           % of
                       2004 YE       Total        2003 YE         Total          Change
Million Pesos
-------------------------------------------------------------------------------------------
Local                   2,722.1         70.5%      2,300.0          74.7%           18.3%
-------------------------------------------------------------------------------------------
Long Distance             381.9          9.9%        312.3          10.1%           22.3%
-------------------------------------------------------------------------------------------
Other                     757.4         19.6%        466.9          15.2%           62.2%
-------------------------------------------------------------------------------------------
Total                   3,861.3        100.0%      3,079.2         100.0%           25.4%
-------------------------------------------------------------------------------------------

 Quarterly Revenues
-------------------------------------------------------------------------------------------
                                      % of                         % of           % of
Million Pesos          Q4 2004       Total        Q4 2003         Total          Change
-------------------------------------------------------------------------------------------
Local                     728.0         70.0%        606.9          72.1%           19.9%
-------------------------------------------------------------------------------------------
Long Distance             101.9          9.8%         85.6          10.2%           19.1%
-------------------------------------------------------------------------------------------
Other                     210.4         20.2%        149.0          17.7%           41.2%
-------------------------------------------------------------------------------------------
Total                   1,040.3        100.0%        841.5         100.0%           23.6%
-------------------------------------------------------------------------------------------


Revenues from operations

     Revenues from operations increased to Ps. 1,040.3 million in the fourth quarter of year 2004 from Ps. 841.5 million for the same period in 2003, an increase of Ps. 198.8 million or 24%. Our lines in service at the end of the fourth quarter of 2004 increased to 453,519 from 349,144 at the end of the same period in 2003, an increase of 30%.

     Revenues from operations increased to Ps. 3,861.3 million for the year ended December 31, 2004 from Ps. 3,079.2 million for the same period in 2003, an increase of Ps. 782.1 million or 25%. This increase was mainly achieved due to both, higher customer base and traffic growth.

We derived our revenues from the following sources:

     Local services. Local service revenues increased to Ps. 728.0 million for the three-month period ended December 31, 2004 from Ps. 606.9 million for the same period ended 2003, an increase of Ps. 121.0 million or 20%. For the twelve month period ended December 31, 2004, local services increased to Ps. 2,722.1 million from Ps. 2,300.0 million recorded in the same period of 2003, an increase of Ps. 422.0 million or 18%. Higher number of lines in service reflected in the monthly rent and a higher cellular consumption were the main drivers of this increase.

     Long distance services. Long distance service revenues increased to Ps.
101.9 million for the three-month period ended December 31, 2004 from Ps. 85.6 million in the same period in 2003, an increase of Ps. 16.4 million or 19%, due to higher consumption in domestic long distance. For the twelve month period ended December 31, 2004, long distance services increased to Ps. 381.9 million from Ps. 312.3 million registered in the same period in 2003, an increase of Ps.
69.6 million or 22%.

     Other services. Revenue from other services increased to Ps. 210.4 million in the fourth quarter of 2004 from Ps. 149.0 million in same period in 2003, an increase of Ps. 61.4 million or 41 %.

     Other services revenue increased to Ps. 757.4 million for the twelve-month period ended December 31, 2004 from Ps. 466.9 million for the same period in year 2003, an increase of Ps. 290.5 million or 62%.

Cost of Revenues and Operating Expenses(1)

     Cost of Revenues. For the three-month period ended December 31, 2004, the cost of revenues was Ps. 347.9 million, an increase of Ps. 119.6 million compared with the same period of year 2003. For the twelve-month period ended December 31, 2004, the cost of revenues reached Ps. 1,229.5 million, an increase of Ps. 376.9 million in comparison with the same period in year 2003. Both increases were mainly due to a higher consumption in cellular and domestic long distance traffic.

     Gross Profit. Gross profit is defined as revenues minus costs of revenues. For the fourth quarter of 2004 the gross profit accounted for Ps. 692.4 million, an increase of Ps. 79.2 million or 13%, compared with the same period in year 2003. For the twelve month period ended December 31, 2004, our gross profit increased to Ps. 2,631.8 million from Ps. 2,226.6 million recorded in the same period of year 2003, an increase of Ps. 405.3 million or 18%.

     Operating expenses. For the fourth quarter of year 2004, operating expenses grew Ps. 77.6 million totaling Ps. 392.6 million. This result is primarily attributable to the launch of 6 new cities. During the same period of year 2003 this amount was Ps. 315.0 million. For the twelve-month period ended December 31, 2004, operating expenses increased Ps. 178.1 million coming from Ps. 1,200.4 million in 2003 to Ps. 1,378.3 million in 2004. This effect was primarily due to increases in salaries, rents and outsourcing fees' in connection with our geographical expansion (6 new cities launched during the second half of 2004).





(1) Our costs are categorized as follows:

         - Cost of revenues include, expenses related to the termination of our customers cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

         - Operating expenses include' costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

         - Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

     Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization increased to Ps. 257.8 million for the three-month period ended December 31, 2004 from Ps. 235.8 million for the same period in year 2003, an increase of Ps. 22.0 million or 9%. Depreciation and amortization for the twelve-month period ended December 31, 2004 reached Ps. 1,001.2 million from Ps. 907.6 million in the same period in year 2003, an increase of Ps. 93.5 million or 10%.

     Operating Income (loss). Due to the factors previously described, operating income decreased to Ps. 42.1 million for the three-month period ended December 31, 2004 compared to an operating income of Ps. 62.3 million registered in the same period in year 2003, a decrease of Ps. 20.3 million. For the twelve-month period ended December 31, 2004 our operating income reached Ps. 252.3 million when compared to the income registered in the same period of year 2003 of Ps.
118.6 million, an increase of Ps. 133.8 million or 1.1x.

     Comprehensive financial result. The comprehensive financial loss was Ps.
13.4 million for the three-month period ended December 31, 2004, compared to a comprehensive financial loss of Ps. 74.6 million for the same period in 2003. The following tables illustrate the comprehensive financial results:

 Yearly Comprehensive Financial Result

----------------------------------------------------------------------------
                                                                   % of
Million Pesos                           2004 YE      2003 YE      Change
----------------------------------------------------------------------------
Net interest expense                      (257.4)      (209.8)        -22.7%
----------------------------------------------------------------------------
Foreign exchange gain (loss), net           (7.3)      (336.9)         97.8%
----------------------------------------------------------------------------
Monetary position gain                      64.8         97.9         -33.8%
----------------------------------------------------------------------------
Total                                     (200.0)      (448.9)         55.4%
----------------------------------------------------------------------------

 Quarterly Comprehensive Financial Result

----------------------------------------------------------------------------
                                                                   % of
Million Pesos                           Q4 2004      Q4 2003      Change
----------------------------------------------------------------------------
Net interest expense                       (63.3)       (45.5)        -39.2%
----------------------------------------------------------------------------
Foreign exchange gain (loss), net           22.1        (46.9)        N/A
----------------------------------------------------------------------------
Monetary position gain                      27.8         17.8          56.4%
----------------------------------------------------------------------------
Total                                      (13.4)       (74.6)         82.1%
----------------------------------------------------------------------------

     Capital Expenditures. Axtel invested Ps. 661.2 million in fixed assets during the fourth quarter of year 2004 vs. Ps. 162.5 million during the same period of year 2003, a 307% increase. This increase was driven by the expansion of our network infrastructure in new and current cities as well as the net lines added during this period. For the twelve-month period ended December 31, 2004, Axtel invested Ps. 1,532.6 million in fixed assets compared to Ps. 485.3 million of the same period of year 2003, an increase of Ps. 1,047.3 million, or 216%.

About Axtel

AXTEL is a leading fixed-line telecommunications provider in Mexico. It offers local, domestic and international long distance, internet and value-added services. It provides a basic telecom infrastructure in Mexico through its intelligent network, offering a wide range of services to all its markets. Headquartered in Monterrey, AXTEL also has offices in Guadalajara, Leon, Mexico, Puebla, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Cd. Juarez and Tijuana.


Visit AXTEL on the wet at www.axtel.com.mx

                        **Financial Tables will Follow**

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
December 31, 2004 and 2003
(Thousand of constant pesos with purchasing power as of December 31, 2004)

ASSETS                                                Dec-04            Dec-03
                                                   --------------  -------------
Current assets:

Cash and equivalents                                   554,401        1,068,383
Accounts receivable                                    507,587          423,837
Refundable taxes and other accounts receivable          82,491           20,495
Prepaid Expenses                                       131,875          193,944
Inventories                                             58,250           22,731
Financial Instruments                                       --              591
                                                   --------------  -------------
Total current assets                                 1,334,604        1,729,981
                                                   --------------  -------------

Non current assets
Property, plant and equipment, net                   6,112,273        5,476,378
Long-term accounts receivable                           19,768           21,079
Telephone concession rights                            703,563          754,580
Pre-operating results, net                             202,623          211,075
Deferred income tax                                    124,083          265,769
Other assets                                           141,020          115,226
                                                   --------------  -------------
Total non current assets                             7,303,330        6,844,107
                                                   --------------  -------------

TOTAL ASSETS                                         8,637,934        8,574,088

LIABILITIES
Current liabilities
Accounts payable & Accrued expenses                    596,070          327,159
Accrued Interest                                        10,879           70,646
Short Term Debt                                        108,427           25,313
Current portion of long-term debt                       48,990           57,384
Taxes payable                                           40,748           73,038
Financial Instruments                                      935               --
Other accounts payable                                 200,659          204,945
                                                   --------------  -------------
Total current liabilities                            1,006,708          758,485
                                                   --------------  -------------

Long-term debt
Long-term debt                                       2,026,214        2,134,697
Seniority premiums                                       2,394            2,109
Other long-term accounts payable                         3,543            2,291
                                                   --------------  -------------
Total long-term debt                                 2,032,151        2,139,097
                                                   --------------  -------------

                                                   --------------  -------------
TOTAL LIABILITIES                                    3,038,859        2,897,582
                                                   --------------  -------------

STOCKHOLDERS EQUITY
Capital stock                                        7,106,718        7,106,718
Additional paid-in capital                             140,616          140,616
Accumulated losses                                  (1,766,467)      (1,689,335)
Cumulative deferred income tax effect                  118,507          118,507
Change in the fair value of derivative instruments        (299)              --
TOTAL STOCKHOLDERS EQUITY                            5,599,075        5,676,506
                                                   --------------  -------------

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY            8,637,934        8,574,088
                                                   ==============  =============

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
For the three-month and the twelve-month period ended December 31, 2004 and 2003 (In thousands of constant pesos with purchasing power as of December 31, 2004)





                                                                           % of                                       % of
                                           Dec 04 4Q      Dec 03 4Q       Change       Dec-04         Dec-03         Change

Total Revenues                        Ps.  $  1,040,288  Ps.$ 841,483       23.6%  Ps $3,861,313  Ps. $3,079,210      25.4%

Operating costs and expenses
   Cost of sales and services                 (347,919)     (228,327)      -52.4%    (1,229,500)       (852,647)     -44.2%
   Selling and administrative expenses        (392,498)     (315,032)      -24.6%    (1,378,305)     (1,200,359)     -14.8%
   Depreciation and amortization              (257,812)     (235,782)       -9.3%    (1,001,165)       (907,647)     -10.3%
                                        ---------------  ------------     -------  -------------  --------------    -------

  Total Operating Costs and Expenses          (998,229)     (779,141)      -28.1%     (3,608,970     (2,960,653)     -21.9%
                                        ---------------  ------------     -------  -------------  --------------    -------

Operating income (loss)                          42,059        62,342      -32.5%        252,343         118,557     112.8%
                                        ---------------  ------------     -------  -------------  --------------    -------

Comprehensive financing result:
   Interest expense                            (67,069)      (49,127)      -36.5%      (274,079)       (230,246)     -19.0%
   Interest income                                3,790         3,664        3.4%         16,644          20,417      18.5%
  Net Interest Income (Expense)                (63,279)      (45,463)      -39.2%      (257,435)       (209,829)     -22.7%
   Foreign exchange gain (loss), net             22,101      (46,892)         N/A        (7,321)       (336,916)      97.8%
   Monetary position gain                        27,821        17,783       56.4%         64,752          97,886     -33.8%
                                        ---------------  ------------     -------  -------------  --------------    -------

    Comprehensive financing result, net        (13,357)      (74,572)       82.1%      (200,004)       (448,859)      55.4%
                                        ---------------  ------------     -------  -------------  --------------    -------

Other income (expenses), net                    10,164)      (51,081)         N/A         21,004       1,808,234        N/A
                                        ---------------  ------------     -------  -------------  --------------    -------

Special item                                         --            --         N/A             --        (10,987)        N/A
                                        ---------------  ------------     -------  -------------  --------------    -------

Income (loss) before income taxes and
employees' profit sharing                        38,866      (63,311)         N/A         73,343       1,466,945        N/A
                                        ---------------  ------------     -------  -------------  --------------    -------

   Asset Tax                                         --            --         N/A             --              --        N/A
   Deferred income tax                        (110,468)         4,013         N/A      (150,475)       (520,442)      71.1%
   Deferred employees' profit sharing                --            --         N/A             --              --        N/A

Total income tax and employees' profit
sharing                                       (110,468)         4,013         N/A      (150,475)       (520,442)      71.1%
                                        ---------------  ------------     -------  -------------  --------------    -------
                                        ---------------  ------------     -------  -------------  --------------    -------
Net Income (Loss)                        Ps. $ (71,602)  Ps.$(59,298)      -20.7%       (77,132)         946,503        N/A
                                        ===============  ============     =======  =============  ==============    =======




For additional information please contact:
Jose Manuel Basave
Corporate Communication
jmbasave@axtel.com.mx

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Axtel, S.A. de C.V.

                                        By:  /s/ Patricio Jimenez Barrera
                                             -----------------------------
                                             Patricio Jimenez
                                             Barrera
                                             Chief Financial Officer

Date:  March 8, 2005